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Date
9 September 2005

RECEIVED SEP 12 2005 SEC MAIL PROCESSING WASH. D.C. 185 SECTION

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

SUPPL

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached as Appendix A a press release (dated August 24, 2005) that the Company made public on August 25, 2005.

As stated in paragraph (b)(5) of the Rule, the information and document being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

dlw 9/14

Yours sincerely,

Jeff Hendrickson
U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
M: +44 (0) 7795 601263
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.
Richard Veffer, TomTom N.V.
Adam Wells, Herbert Smith

w/enc

SEC FILE NUMBER 82 - 34879
Date
9 September 2005
Letter To
Securities and Exchange Commission

APPENDIX A

TomTom NV to acquire Datafactory AG

tomtom®

TomTom NV ('TomTom') announces that it has reached an agreement to acquire Datafactory AG based in Leipzig, Germany. Closing of the transaction is expected before the end of September 2005. Datafactory provides web based system solutions for vehicle and personal location, fleet management and traffic telematics.

"We see convergence starting to take place between navigation, and tracking and tracing and messaging solutions. Datafactory's robust and scalable Webfleet platform provides us with the technology, which together with TomTom's powerful navigation products and services, enables us to prepare for entry into the Telematics market " said TomTom's CEO, Harold Goddijn.

Datafactory employs around 30 people and realized a turnover of approximately EUR 5 million in 2004 and a small net profit. The inclusion of Datafactory's results for the remainder of the year is not expected to have a significant impact on TomTom's 2005 results.

Amsterdam, August 24 – 2005.

Contacts
Press relations:

Scott Johnston, Manager, External Relations, TomTom NV
scott.johnston@tomtom.com
+31 (0) 20 850 0851

Investor relations:

investor.relations@TomTom.com
+31 (0) 20 850 0905
Marina Wyatt, Chief Financial Officer, TomTom NV

About TomTom
TomTom NV is a leading provider of personal navigation products and services to the consumer market. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom's portfolio of products and services includes the award-winning TomTom GO family of integrated navigation devices, the TomTom Navigator software for PDAs, TomTom MOBILE navigation software for smartphones and TomTom Plus, a location-based content and services offering for TomTom s navigation products. TomTom was founded in 1991 in Amsterdam and has offices in Europe, the United States and Asia. TomTom's products are sold through a network of leading retailers in 17 countries and online.
www.tomtom.com

About Datafactory
Datafactory has more than 30 programmers, engineers and industrial managers based in Leipzig developing innovative solutions for the transport, logistic, traffic, service and trade sectors. Products created by Datafactory can be effectively implemented in almost all sectors of industry, trade and personal life. Integrated IT and business systems in conjunction with specific organizational logistics provide optimal fleet management integration and are in demand worldwide. Datafactory has many years of experience together with a wide range of products and solutions for vehicle location and tracking, mobile data communications and fleet management.
www.datafactory.de